Exhibit 99.1

Stop Fraudsters in Their Tracks. NICE Launches Real-Time
 Solution to Thwart Fraud Attempts in the Contact Center

NICE Real-Time Fraud Prevention allows organizations to instantly detect suspicious caller activity

RA’ANANA, ISRAEL, January 5, 2015 – NICE Systems (NASDAQ: NICE) today launched its Real-Time Fraud Prevention solution, which enables contact centers to detect and prevent fraud in real time using voice biometrics and both speech and desktop analytics. The solution instantly identifies 90 percent of fraudulent callers in the first few seconds of a call, enabling organizations to quickly investigate unauthorized transactions before they are completed.

Global identity theft, stolen information, and fraud cost organizations more than $500 billion a year, according to McAfee. The contact center is being increasingly targeted by fraudsters intent on taking over accounts, stealing identities, and exploiting organizations and their clients.

“Not only is the contact center a critical enabler to fraud schemes, it has suffered significantly from lack of investment in fraud prevention tools,” said Shirley Inscoe, Senior Analyst, Aite Group. “That’s because money doesn’t often leave the building via the contact center. But without the contact center as an enabler, many fraud schemes would not be successful. Therefore, there is a real need in the market for solutions that stop fraud in real time via the voice channel.”

With NICE Real-Time Fraud Prevention, organizations can identify more fraud incidents without additional customer service hurdles. This helps companies significantly reduce fraud losses, improve the operational efficiency of fraud investigation teams, and achieve higher retention rates by enhancing customer protection.

Powered by the NICE Engage Platform, the solution uses advanced real-time streaming and analytics to check every incoming call against a fraudster watch list and detect if the caller is a known fraudster. If a call is determined to be high-risk, the agent is immediately informed and guided in real time to appropriately handle the interaction. All high-risk interactions are also sent for further investigation via the NICE Actimize Enterprise Risk Case Manager as part of the full fraud case management lifecycle.

The NICE Real-Time Fraud solution also complements NICE’s Real-Time Authentication offering for quicker and more convenient voice-based authentication. Together, they help organizations improve fraud detection while focusing on delivering a great customer experience.

“NICE is committed to leading the market’s adoption of real-time applications and capabilities that bring organizations significant business value,” said Miki Migdal, President of the NICE Enterprise Product Group. “The NICE Real-Time Fraud Prevention solution leverages NICE’s unique technology to deliver a solution that enables organizations to prevent fraudulent activity in real time, at the level of the contact center interaction.”

Solution Highlights:

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Multi-layered protection by screening all interactions to detect suspicious activity using multiple modalities, such as voice biometrics, speech and desktop analytics, watch lists, and transactional data

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Smart real-time decisioning by detecting fraudulent transactions in real time and then guiding agents to take the next best action to expedite time-to-service and to appropriately handle high-risk interactions

•	Enhanced customer experience through a fast and frictionless engagement process which supports legitimate customers while accurately identifying and preventing fraudsters
•	Holistic fraud risk management by protecting the enterprise from fraud attacks across all channels and by automatically aggregating and routing alerts with NICE Actimize’s Enterprise Risk Case Manager

About NICE Systems

NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.